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                                                                     Exhibit 4.3




                       RESOLUTION ADOPTED BY STOCKHOLDERS

                                       ON

                                 AUGUST 9, 2000

                              AMENDING THE BY-LAWS

                                       OF

                             DRS TECHNOLOGIES, INC.

                                 (the "Company")




                  RESOLVED, that Article III, Section 2 of the By-Laws of the Company be amended so that, as amended, it shall read as follows:

                  "The number of directors which shall constitute the whole Board shall be such number, not less than seven nor more than eleven, as shall be determined from time to time by a resolution adopted by the directors then in office or by the remaining director if there be only one. Directors need not be stockholders of the Corporation, citizens of the United States, or residents of the State of Delaware."